UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69638

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Founders M&A Advisory, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2204 Lakeshore Drive, Suite 425
(No. and Street)

Birmingham	AL	35216-8855
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen Alvarez — 770-263-7300 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Warren Averett, LLC
(Name – *if individual, state last, first, middle name*)

2500 Acton Road	Birmingham	AL	35243
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Zane Tarence, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Founders M&A Advisory, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Embossed Hereon Is My
Alabama State At Large Notary Public Seal
My Commission Expires October 15, 2018
KIMBERLY A. BOACKLE

ALABAMA STATE AT LARGE NOTARY PUBLIC KIMBERLY A. BOACKLE

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Founders M & A Advisory, LLC

Statement of Financial Condition

December 31, 2017
With Report of Independent Registered Public Accounting Firm



2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Founders M&A Advisory, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Founders M&A Advisory, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Founders M&A Advisory, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Founders M&A Advisory, LLC's management. Our responsibility is to express an opinion on Founders M&A Advisory, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Founders M&A Advisory, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Warren Averett, LLC

Warren Averett, LLC

We have served as Founders M&A Advisory, LLC's auditor since 2016.
Birmingham, AL
February 9, 2018

Founders M & A Advisory, LLC

Statement of Financial Condition

December 31, 2017

Assets

Cash	$	1,129,097
Deposits		3,140
Prepaid expenses		930
Total assets	$	1,133,167

Liabilities and Member's Equity

Liabilities		
Due to affiliate	$	29,501
Accounts payable and accrued expenses		22,250
Total liabilities		51,751
Member's equity		1,081,416
Total liabilities and member's equity	$	1,133,167

See accompanying Notes to Financial Statements

1. Organization

Founders M & A Advisory, LLC (the "Company") was formed as a limited liability company in Alabama on October 30, 2013. On March 24, 2016, the Company was approved as a member of the Financial Industry Regulatory Authority (FINRA) and became registered with the SEC as a securities broker-dealer. The Company has also been registered as a broker-dealer in Alabama since April 12, 2016, and is a member of the Securities Investor Protection Corporation ("SIPC").

The Company is an investment banking firm solely engaged in merger and acquisition advisory activities.

The Company is exempt from the Customer Protection Rule pursuant to the (k)(2)(i) exemption.

2. Significant Accounting Policies Basis of Financial Statement Presentation

The statement of Financial Condition of the Company has been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

In preparing the statement of Financial Condition, management is required to make estimates and assumptions that affect the amounts reported in the statement of Financial Condition. Actual results could differ from such estimates and such differences may be material to the statement of Financial Condition.

Cash

Cash is held as deposits in a bank. The Company does not hold cash equivalents.

Revenue

The Company receives fees in accordance with the terms and/or the fee schedule stipulated in its engagement contracts. Fees are recognized as earned.

Income Taxes

The Company is a single member limited liability company. All income and losses are passed through to the member to be included on its income tax return. The Company is considered a disregarded entity and is thus not subject to federal, state or local income taxes.

Fair Value of Financial Instruments

The Company estimates that the fair value of any financial instruments recognized on the statement of financial condition approximates their carrying value, as such financial instruments are short term in nature. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables and accrued expenses are reported at their contractual amounts, with approximate fair value.

2. **Significant Accounting Policies Basis of Financial Statement Presentation (Continued)**

New Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. The amendments in ASU 2014-09 require an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In doing so, companies will need to use more judgment and make more estimates than under current guidance. These may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. In July 2015, the FASB voted to defer the effective date of ASU 2014-09 by one year to December 15, 2017 for interim and annual reporting periods beginning after that date. Early adoption of ASU 2014-09 is permitted but not before the original effective date (annual periods beginning after December 15, 2016). ASU 2014-09 allows entities two apply two methods when transitioning: (i) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients; or (ii) a retrospective approach with the cumulative effect of initially adopting ASU 2014-09 recognized at the date of adoption.

The Company will adopt ASU 2014-09 effective January 1, 2018. In doing so, companies will need to use more judgment and make more estimates than under current guidance. The Company is currently evaluating the impact that the adoption of the new accounting guidance may have on its financial statements.

3. **Financial Instruments**

The Company's financial instruments are measured and reported on a fair value basis. The ASC defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of the Company's financial instruments that are measured and reported on a fair value basis.

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2: Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

At December 31, 2017, the Company did not own any financial assets or liabilities other than cash and other assets and liabilities with no inventory issues of short and intermediate term maturities and/or defined settlement amounts in the normal course of trade.

3. Financial Instruments (Continued)

The carrying amounts of cash and other assets and liabilities with stipulated earned defined settlement amounts are reported at their contractual amounts, which approximates fair value acceptable as an industry standard.

4. Concentration of Risk

The Company maintains its cash with a major financial institution, which at times may exceed the FDIC limit. The Company monitors the bank account and has not experienced, and does not expect to incur any losses in such account.

Consistent with customary investment banking policies, the Company's liability under its engagement agreements is generally limited to the amount of fees paid to the Company. The Company believes that its indemnification obligations to its clients would generally not have a material adverse effect on the Company's financial position.

5. Related-Party Transactions

The Company is a wholly-owned subsidiary of its parent, Founders Investment Banking, LLC (FoundersiB). The Company entered into an Expense Sharing, Lease and Services Agreement (Expense Sharing Agreement) with FoundersiB from which it receives the benefit of certain facilities and services paid for by its parent. As of December 31, 2017, the parent had assumed $65,687 in expenses on behalf of the Company. These expenses are not recorded in the financial statements of the Company as the Parent has agreed in writing that the Company is not liable for the expenses; there is no other indication that the Company is liable to any other person for the expenses; the Company has demonstrated that the Parent has adequate resources independent of the Company to pay the expenses and the expenses are not the liability of the broker-dealer under GAAP. The Company maintains a separate schedule of expenses to be in compliance with Rule 17a-3(a)(1) and (a)(2).

6. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2017, the Company had net capital of $1,077,345 which was $1,072,345 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.48 to 1.

The Company is exempt for the provision of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(i).

7. **Commitments and Contingencies**

The Company, in its capacity as a broker-dealer, is subject to litigation and various claims, as well as examination by regulatory agencies. Management believes no matters are pending that will have a material adverse effect on the financial position of the Company.

8. **Subsequent Events**

Subsequent events were evaluated through date the financial statements were issued, noting no material events requiring disclosure or recognition in the Company's financial statements.



FOUNDERS
M&A ADVISORY

Founders M&A Advisory, LLC Exemption Report

Founders M&A Advisory, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F. R. § 240.17a-5, "Reports to be made by certain broker dealers"). This Exemption Report was prepared as required by 17 C.F. R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240. 15c3-3 under the following provisions of 17 C.F. R. §240. 15c3-3(k);

The Company met the identified exemption provisions in 17 C.F. R. §240.15c3-3(k)(2)(i) throughout the year ended December 31, 2017 without exception.

Founders M&A Advisory, LLC

I, Zane P. Tarence swear that, to my best knowledge and belief, this exemption report is true and correct.

By: ______________________

Title: President

Date: 02/09/2018

2204 Lakeshore Drive, Suite 425, Birmingham, AL 35209 • Phone 205 949 2043 • Fax 205 871 0010



2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Founders M&A Advisory, LLC

We have reviewed management's statements, included in the accompanying Founders M&A Advisory, LLC Exemption Report, in which (1) Founders M&A Advisory, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Founders M&A Advisory, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Founders M&A Advisory, LLC stated that Founders M&A Advisory, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Founders M&A Advisory, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Founders M&A Advisory, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Warren Averett, LLC

Warren Averett, LLC
Birmingham, AL
February 9, 2018